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EXHIBIT 1

                           JMB Capital Partners, L.P.
                      1999 Avenue of the Stars, Suite 2040
                          Los Angeles, California 90067

July 23, 2002
Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

Let's not wait until September 26th. In our view, the proposed merger agreement with Alliance Entertainment, even as recently modified, is not in the best interests of the shareholders and should be terminated immediately. Instead, Liquid Audio, Inc. (the "Company") should discontinue its operations and distribute its cash to its shareholders. In the current environment of corporate mismanagement, the Company should focus its efforts on maximizing shareholder values rather than engaging in transactions such as the proposed merger which do not have the support of its shareholders. The distribution of the Company's cash to its shareholders is the best course of action for the Company to take in order to preserve the remaining, albeit, greatly diminished, equity value for its shareholders.

Although the Company's financial performance during the first quarter of 2002 was awful, most shocking is the substantial amount of cash being wasted by management, cash that should be returned to the shareholders. For example, the Company burned through more than $100,000,000 of cash to generate, in the most recent quarter, slightly over $100,000 of revenues.

One would expect that the Company's poor financial performance would encourage management to show a greater interest in its shareholder base. However, this sadly does not seem to be the case. After the first proposed merger agreement, I had a brief phone conversation with a member of the senior management team of the Company to express my discontent for the proposed merger with Alliance Entertainment. I was told that during the week following my call, I would be called to schedule a meeting with the management of Alliance Entertainment, such member of senior management, and me. To date, no phone call or meeting has been arranged.

The concept of accountability is as foreign to the Company's board and management team as is profitability. If management and the board are so enamored with the Alliance Entertainment business plan, they should feel free to invest directly in that entity with their own money, not with the cash which belongs to the true owners of the Company, the shareholders. While we believe the shareholders will vote the proposed merger down (if management took the time for an informal poll, they would know that their current shareholder base has no appetite for the current merger proposal), management will have managed to destroy further value by continuing to burn cash at a shocking rate. Therefore, the Company should act in the best interests of the shareholders by terminating the merger agreement and distributing its cash to the shareholders.


                                             Sincerely,

                                             /s/ Jonathan Brooks
                                             JMB Capital Partners, L.P.